Exhibit 99.1

InMode Reports First Quarter 2021 Financial Results:
Quarterly Revenues of $65.5 Million Represent 62% Year over Year Growth
GAAP Earnings per Share of $0.63, 320% Year over Year Growth

YOKNEAM, Israel, May 05, 2021 /PRNewswire/--InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced consolidated financial results for its first quarter ended March 31, 2021.

First Quarter 2021 Highlights:

•
Quarterly revenues of $65.5 million, an increase of 62% compared to the first quarter of 2020: 69% of quarterly revenues derived from InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 24% from InMode’s hands-free platforms and 7% from InMode’s traditional laser and non-invasive RF platforms

•	GAAP net income of $26.6 million, compared to $6.4 million in the first quarter of 2020; *non-GAAP net income of $29.3 million, compared to $12.6 million in the first quarter of 2020
•	GAAP diluted earnings per share of $0.63, compared to $0.15 in the first quarter of 2020; *non-GAAP diluted earnings per share of $0.69, compared to $0.30 in the first quarter of 2020
•	Total cash position of $293.4 million as of March 31, 2021, including cash and cash equivalents, marketable securities and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2021	Q1 2020
Revenues	$65,524	$40,441
Gross Margins	85%	85%
Net Income Attributable to InMode Ltd.	$26,643	$6,433
Earnings per Diluted Share	$0.63	$0.15
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2021	Q1 2020
Gross Margins	85%	85%
Net Income Attributable to InMode Ltd.	$29,341	$12,559
Earnings per Diluted Share	$0.69	$0.30

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“Our strong first quarter performance marks another impressive period of growth. Increases in revenues were driven by continued demand for our minimally invasive and hands-free devices in clinics around the world,” commented Moshe Mizrahy, InMode’s CEO. “In particular we’ve seen immense growth of our consumables sales, which have tripled over the last four quarters. This is a testament of our pervasive market penetration and the popularity of our solutions with both doctors and patients alike.”

“Our pipeline continues to grow and includes many new projects as we plan on penetrating new medical categories in 2021 and beyond. In addition to gynecology and ophthalmology, we are also exploring urology and other verticals where our advanced capabilities and experience with bio polar RF technology will improve the quality of life for patients,” stated Dr. Michael Kreindel, InMode’s CTO and co-founder.

Shakil Lakhani, President of InMode North America, added, “The underlying demand for our non-invasive and effective aesthetic procedures continued to be strong in the first quarter with sales reaching an all-time high for the month of March. Our sales team and post-sales support were vital in generating interest across our portfolio of platforms and driving record consumables orders, as our virtual training platform successfully integrated new hires into our organization. We are pleased to see in-person events slowly returning back to normal and we are encouraged by the high levels of activity and engagement at these events.”

“More practitioners are using our systems than ever before,” added Dr. Spero Theodorou, InMode Chief Medical Officer. “We continue to engage with luminary doctors worldwide as they endorse InMode’s innovative approach to aesthetics and wellness.”

First Quarter 2021 Financial Results

Total revenues for the first quarter of 2021 were $65.5 million, an increase of 62% as compared to the first quarter of 2020. “The increase in revenues was primarily attributable to continued strong demand for our platforms in the beginning of the new year. Notably, international sales have grown dramatically year-over-year, as we successfully duplicate our U.S. growth strategy on a global scale,” commented Yair Malca, InMode’s Chief Financial Officer.

GAAP gross margin for the first quarter of 2021 and 2020 was 85%. *Non-GAAP gross margin for the first quarter of 2021 and 2020 was 85% as well.

GAAP operating margin for the first quarter of 2021 was 41%, compared to 15% in the first quarter of 2020. *Non-GAAP operating margin for the first quarter of 2021 was 45%, compared to 30% in the first quarter of 2020. This increase stemmed primarily from the fact that the sales cycle in March of 2020 was interrupted by the COVID-19 outbreak, and consequently, the marketing expenditure did not result in sales at the end of the first quarter of 2020. Also, in first quarter of 2021, marketing activities in the United States such as event and conference participation, remained minimal due to restrictions caused by the COVID-19 pandemic.

InMode reported GAAP net income attributable to InMode Ltd of $26.6 million, or $0.63 per diluted share, in the first quarter of 2021 compared to $6.4 million, or $0.15 per diluted share, in the first quarter of 2020. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd of $29.3 million, or $0.69 per diluted share, in the first quarter of 2021, compared to $12.6 million, or $0.30 per diluted share, in the first quarter of 2020.

2021 Financial Outlook

Management provided an outlook for the full year of 2021, the period ending December 31, 2021. Based on current estimates, management expects:

●	Revenues between $270 million to $280 million
●	*Non-GAAP gross margin between 84% to 86%
●	*Non-GAAP income from operations between $113 million to $118 million
●	*Non-GAAP earnings per diluted share between $2.60 to $2.75

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, May 5, 2021, at 8:30 a.m. Eastern Time to discuss the first quarter 2021 financial results.

The Company encourages participants to pre-register for the conference call using the following link:  https://dpregister.com/sreg/10153792/e5af7c2dc0
Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from May 5, 2021 at 12 p.m. Eastern Time to May 19, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10153792

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2021, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2021	2020
REVENUES	65,524	40,441
COST OF REVENUES	10,079	6,184
GROSS PROFIT	55,445	34,257
OPERATING EXPENSES:
Research and development	2,301	3,432
Sales and marketing	24,562	22,999
General and administrative	1,811	1,823
TOTAL OPERATING EXPENSES	28,674	28,254
INCOME FROM OPERATIONS	26,771	6,003
Finance income, net	44	629
INCOME BEFORE TAXES	26,815	6,632
INCOME TAXES	69	141
NET INCOME	26,746	6,491
Add: Net income attributable to non-controlling interests	(103)	(58)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	26,643	6,433

NET INCOME PER SHARE:
Basic	0.68	0.19
Diluted	0.63	0.15
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	39,029	33,963
Diluted	42,517	41,688

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	March 31, 2021	December 31, 2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	64,901	68,938
Marketable securities	177,081	142,007
Short-term bank deposits	51,441	49,589
Accounts receivable, net of allowance for doubtful accounts	15,044	10,499
Other receivables	7,859	3,575
Inventories	15,700	14,983
TOTAL CURRENT ASSETS	332,026	289,591
NON-CURRENT ASSETS:
Accounts receivable	461	477
Other receivables	-	2,894
Deferred income taxes, net	223	64
Operating lease right-of-use assets	2,949	1,153
Property and equipment, net	1,033	982
Other investments	600	600
TOTAL NON-CURRENT ASSETS	5,266	6,170
TOTAL ASSETS	337,292	295,761

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	7,410	6,410
Contract liabilities	13,273	11,900
Other liabilities	15,993	16,720
TOTAL CURRENT LIABILITIES	36,676	35,030
NON-CURRENT LIABILITIES:
Contract liabilities	1,936	1,988
Other liabilities	2,957	2,910
Operating lease liabilities	1,976	358
TOTAL NON-CURRENT LIABILITIES	6,869	5,256
TOTAL LIABILITIES	43,545	40,286

TOTAL SHAREHOLDERS’ EQUITY	293,747	255,475
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	337,292	295,761

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	26,746	6,491
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	114	94
Share-based compensation expenses	2,698	6,050
Allowance for doubtful accounts	40	306
Loss (gains) on marketable securities, net	4	(6)
Finance expenses, net	405	189
Deferred income taxes, net	(101)	368
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,569)	590
Increase in other receivables	(1,380)	(1,560)
Increase in inventories	(717)	(2,678)
Increase in accounts payable	1,000	1,014
Decrease in other liabilities	(795)	(1,793)
Increase (decrease) in contract liabilities	1,321	(2,945)
Net cash provided by operating activities	24,766	6,120
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(21,000)	(16,519)
Proceeds from short-term deposits	19,000	14,500
Purchase of fixed assets	(165)	(99)
Purchase of marketable securities	(62,245)	(43,933)
Proceeds from sale of marketable securities	26,802	38,574
Net cash (used in) investing activities	(37,608)	(7,477)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(864)	-
Exercise of options	9,892	2,001
Net cash provided by financing activities	9,028	2,001
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(223)	(233)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,037)	411

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	68,938	44,727
CASH AND CASH EQUIVALENTS AT END OF PERIOD	64,901	45,138

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,				Year Ended December,
	2021		2020		2020
Revenues by Geography:
United States	44,065	67%	30,823	76%	149,488	73%
International	21,459	33%	9,618	24%	56,619	27%
Total Net Revenue	65,524	100%	40,441	100%	206,107	100%

	Three months ended March 31,				Year Ended December,
	2021		2020		2020
Revenues by Category:
Capital equipment revenues	57,731	88%	35,376	87%	185,320	90%
Consumables and service revenues	7,793	12%	5,065	13%	20,787	10%
Total Net Revenue	65,524	100%	40,441	100%	206,107	100%

	Three months ended March 31,
	2021			2020
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	65	77	69	61	75	65
Hands-Free	33	6	24	37	6	29
Non-Invasive	2	17	7	2	19	6
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2021			Three months ended March 31, 2020
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	65,524	-	65,524	40,441	-	40,441
COST OF REVENUES	10,079	(229)	9,850	6,184	(76)	6,108
GROSS PROFIT	55,445	229	55,674	34,257	76	34,333
OPERATING EXPENSES:
Research and development	2,301	(301)	2,000	3,432	(1,886)	1,546
Sales and marketing	24,562	(1,932)	22,630	22,999	(3,838)	19,161
General and administrative	1,811	(236)	1,575	1,823	(250)	1,573
TOTAL OPERATING EXPENSES	28,674	(2,469)	26,205	28,254	(5,974)	22,280
INCOME FROM OPERATIONS	26,771	2,698	29,469	6,003	6,050	12,053
Finance income, net	44	-	44	629	-	629
INCOME BEFORE TAXES	26,815	2,698	29,513	6,632	6,050	12,682
INCOME TAXES (TAX BENEFIT)	69	-	69	141	(76)	65
NET INCOME	26,746	2,698	29,444	6,491	6,126	12,617
Add: Net Income attributable to non-controlling interests	(103)	-	(103)	(58)	-	(58)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	26,643	2,698	29,341	6,433	6,126	12,559

NET INCOME PER SHARE:
Basic	0.68		0.75	0.19		0.37
Diluted	0.63		0.69	0.15		0.30
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	39,029		39,029	33,963		33,963
Diluted	42,517		42,707	41,688		41,809